SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                                 FANTATECH, INC.
                    -----------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    30729M207
                    -----------------------------------------
                                 (CUSIP Number)

                                    Zheng LI
                    Unit B, 9/F, Chinaweal Commercial Center
                       422 Jaffe Road, Wan Chai, Hong Kong
                                 852 - 2577 3020
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2005
                    -----------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  30729M207     13D/A

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Shenzhen Huaqiang Technology Co., Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)   [  ]
          (b)   [  ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
          [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
          The People's Republic of China
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
NUMBER OF                 10,694,432(1)
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
OWNED BY                  0
EACH          ------------------------------------------------------------------
REPORTING       9     SOLE DISPOSITIVE POWER
PERSON                    10,694,432(1)
WITH          ------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,694,432(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [  ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.54%(1)(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
(1) Includes 4,471,469 shares of the common stock of the Issuer owned by Huaqiang Technology (Hong Kong) Company Limited ("Huaqiang"), a wholly-owned subsidiary of Shenzhen Huaqiang Technology Co., Ltd. ("Shenzhen"), and 6,222,963 shares of common stock of the Issuer owned by Vinsway Holding Limited ("Vinsway"), a wholly-owned subsidiary of Huaqiang.
(2) Based on 30,096,117 shares of issued and outstanding common stock of the Issuer.

Item  1.  Security  and  Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Fantatech, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive office is located at Suite 1A, 18/F, Tower 1, China Hong Kong City, Tsimshatsui, Kowloon, Hong Kong

Item  2.  Identity  and  Background.

This  statement  is  filed  by:

Shenzhen  Huaqiang  Technology  Co.,  Ltd.  ("Shenzhen")
Room  2601  &  2603,  26th  Floor,  Huaqiang  Bldg.  A
Shennan  Road,  Shenzhen  518031
The  People's  Republic  of  China

The  principal  business  of  the  Reporting  Person  is  investment.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person, and each of Huaqiang Technology (Hong Kong) Company Limited ("Huaqiang"), a wholly-owned subsidiary of Shenzhen and Vinsway Holding Limited ("Vinsway"), a wholly-owned subsidiary of Huaqiang.

During the last five years, the Reporting Person nor, to the best of its knowledge, Vinsway, Huaqiang, or any of the persons listed on Schedule A hereto
                                                               ----------
has (i) been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

Through a Share Exchange Agreement dated April 4, 2005 (the "Share Exchange Agreement"), Vinsway acquired 6,222,963 shares of Common Stock of the Issuer in exchange for shares of Shenzhen. On December 20, 2005, Shenzhen entered into various Share Purchase Agreements with five individual entities (the "Share Purchase Agreements") pursuant to which it acquired an aggregate of 4,471,469 additional shares of Common Stock of the Issuer at $0.45 per share. Immediately upon purchase, Shenzhen contributed the 4,471,469 shares to Huaqiang. The source of the consideration (totaling $2,012,161.05) for such share purchases was the working capital of Shenzhen.

Item  4.  Purpose  of  Transaction.

Effective April, 2005, Shenzhen, through Vinsway, was the beneficial owner of 6,222,963 shares of Common Stock of the Issuer pursuant to the Share Exchange Agreement. The acquisition of 4,471,469 shares of Common Stock of the Issuer by Shenzhen effective December 20, 2005, increased the beneficial holdings of Shenzhen to 10,694,432 shares of Common Stock of the Issuer, which are held as a long-term investment.

The Reporting Person reserves the right to review on a continuing basis their indirect investment in the Issuer and may, depending upon the evaluation of its financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer through its controlled subsidiary.

Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries;
(f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

Item  5.  Interest  in  Securities  of  the  Issuer.

(a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Shenzhen, by reason of the execution and delivery of the Stock Exchange Agreement, may be deemed to hold voting power and/or dispositive power with respect to (and therefore beneficially own) 6,222,963 shares of the Common Stock of the Issuer, representing approximately 20.68% of the outstanding shares of Common Stock of the Issuer. In addition, Shenzhen, by reason of execution of the Share Purchase Agreements, may be deemed to hold voting power and/or dispositive power with respect to (and therefore beneficially own) 4,471,469 additional shares of the Common Stock of the Issuer, representing an additional 14.86% of the outstanding shares of Common Stock of the Issuer.

(c) Except for the execution and delivery of the Stock Purchase Agreements no transactions in the Shares were effected by the Reporting Persons or, to their knowledge, any person listed on Schedule A hereto, during the 60 days prior to the date hereof.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To the Reporting Person's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed on Schedule A hereto, and between
                                                  ----------
any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item  7.  Material  to  be  filed  as  Exhibits.

Exhibit  Description
-------  -----------
1        Share Purchase Agreement by and between Shenzhen Huaqiang
         Technology Co., Ltd and Golden Goody Corp. for 895,651 shares of Common Stock in consideration of $403,042.95, dated December 20, 2005.
2        Shares Purchase Agreement by and between Shenzhen Huaqiang
         Technology Co., Ltd and Richwood Development Limited for 870,761 shares of Common Stock in consideration of $391,842.45, dated December 20, 2005.
3        Share Purchase Agreement by and between Shenzhen Huaqiang
         Technology Co., Ltd and Tronway International Limited for 830,941 shares of Common Stock in consideration of $373,923.45, dated December 20, 2005.
4        Share Purchase Agreement by and between Shenzhen Huaqiang
         Technology Co., Ltd and Skypath Investment Limited for 931,251 shares of Common Stock in consideration of $419,062.95, dated December 20, 2005.
5        Share Purchase Agreement by and between Shenzhen Huaqiang
         Technology Co., Ltd and Profit Crown Holdings Ltd. for 942,865 shares of Common Stock in consideration of $424,289.25, dated December
         20, 2005.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       December  22,  2005
                                       ------------------------------------
                                       (Date)

                                       Shenzhen  Huaqiang  Technology  Co., Ltd.

                                              /s/  Zheng  LI
                                       ------------------------------------
                                       (Signature)


                                       Zheng  LI,  Director
                                       ------------------------------------
                                       (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE  A
-----------

INFORMATION  CONCERNING  EXECUTIVE  OFFICERS  AND
DIRECTORS  OF  SHENZHEN  HUAQIANG  TECHNOLOGY  CO.  LTD.

The following are the names, present principal occupations or employment for each executive officer and director of Shenzhen Huaqiang Technology Co. Ltd. ("Shenzhen") The reported address of the persons named below is Room 2601 & 2603, 26th Floor, Huaqiang Bldg. A, Shennan Road, Shenzhen, 518031 China. Each person is a citizen of The People's Republic of China.

NAME           POSITION AND PRINCIPAL OCCUPATION
----           ---------------------------------
Xinan HU       Director
               (General Manager of Shenzhen Huaqiang Venture Capital Co., Ltd.,
               an affiliate of Shenzhen)
Dehou FANG     Director
               (General Manager of Shenzhen Huaqiang Industries Co., Ltd., an
               affiliate of Shenzhen)
Guohong LI     Director
               (Chief Executive Officer of Vinsway Holding Limited and Huaqiang
               Technology (Hong Kong) Company Limited, subsidiaries of
               Shenzhen)
Yuxin ZHANG    Director
               (General Manager of Shenzhen Huaqiang Property Management Co.,
               Ltd., an affiliate of Shenzhen)
Zheng LI       Director and Vice President

Bin LIAN       President & Chief Executive Officer

Yuehua MA      Financial Controller

INFORMATION  CONCERNING  EXECUTIVE  OFFICERS  AND
DIRECTORS  OF  VINSWAY  HOLDING  LIMITED

The following are the names, present principal occupations or employment for each executive officer and director of Vinsway Holding Limited. The current business address of each person is The reported address of the persons identified below is Room 2601 & 2603, 26th Floor, Huaqiang Bldg. A, Shennan Road, Shenzhen, 518031 China. Each person is a citizen of The People's Republic of China.

NAME            POSITION AND PRINCIPAL OCCUPATION
----            ---------------------------------
Guohong LI      Director and Chief Executive Officer

Liyang HONG     Director and Financial Controller

INFORMATION  CONCERNING  EXECUTIVE  OFFICERS  AND
DIRECTORS  OF  HUAQIANG  TECHNOLOGY  (HONG  KONG)  COMPANY  LIMITED

The following are the names, present principal occupations or employment for each executive officer and director of Huaqiang Technology (Hong Kong) Company Limited. The reported address of the persons named below is Room 2601 & 2603, 26th Floor, Huaqiang Bldg. A, Shennan Road, Shenzhen, 518031 China. Each person is a citizen of The People's Republic of China.

NAME             POSITION AND PRINCIPAL OCCUPATION
----             ---------------------------------
Guohong LI       Director and Chief Executive Officer

Liyang HONG      Director and Financial Controller

Zehong ZHANG     Director and Vice President